SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Fiscal Council

MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

DATE: 3/28/2019	TIME: 9:00 a.m.

PLACE: Rua Costa Carvalho nº 300 – Sala Theodoro Sampaio

FISCAL COUNCIL MEMBERS: Humberto Macedo Puccinelli, Letícia Pedercini Issa Maia (Alternate), Pablo Andrés Fernández Uhart and Rui Brasil Assis.

MEETING SECRETARY: Denise Rita Sylvestre

Pursuant to Article 163, Item VIII, paragraph 3 of Federal Law 6,404/76, the members of the Fiscal Council were invited to attend a meeting of Sabesp’s Board of Directors in order to watch the presentation of items 1 and 2 of the agenda and, subsequently, issue an opinion on them before these matters are submitted for deliberation at the Company’s Shareholders’ Meeting. They invited me, Denise Rita Sylvestre, Advisor to the CEO Office, to act as secretaries at the Fiscal Council Meeting.

The members of the Fiscal Council observed the presentations, discussions and deliberations on the following matters: item 1– Proposal for distribution of dividends in the form of interest on equity for 2018 and item 2 - Financial statements for 2018, proposal for allocation of net income for the year, recognition of the deferred tax assets and management and sustainability reports, with attendance of representatives of KPMG Auditores Independentes, made by the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, together with the Head of Accounting, Marcelo Miyagui, the Head of Controllership, Agnaldo Pacheco Sampaio, the Head of Capital Markets and Investor Relations, Mario A. de Arruda Sampaio and the Advisor to the CEO Aloisio H. de Abreu. The Advisor to the CFO and IRO, Marcio de Freitas Junior, and the Management Analyst, Wagner dos Santos Pinheiro, were also present.

The Head of Accounting, Marcelo Miyagui, presented the proposal for distribution of dividends in the form of interest on equity for 2018, based on the result for the period between January and December 2018, of seven hundred and ninety-two million, one hundred and eighty-seven thousand, nine hundred and thirty-eight reais and seventeen centavos (R$792,187,938.17), corresponding to the minimum payment of 25% of net income and considering the effect of withheld income tax, to be submitted for approval by the Annual Shareholders’ Meeting pursuant to the proposal for allocation of net income for the year ended December 31, 2018.

Subsequently, he presented the proposal for allocation of net income for the fiscal year ended December 31, 2018, the accounting record of the deferred tax assets, the balance sheet, the results for the year and the situation of the financial covenants.

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Companhia de Saneamento Básico do Estado de São Paulo Fiscal Council

(...)

Moving on with the meeting, the members of the Fiscal Council, in light of the foregoing and considering the documents submitted and duly filed at the file of this meeting, concluded that the matters related to items 1 and 2 of the agenda are eligible to be submitted for appreciation by shareholders and issued the following opinion, related to item 3 of the agenda: “OPINION OF THE FISCAL COUNCIL. The Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP,  through all its undersigned members, in compliance with its attributions and legal responsibilities, examined the Financial Statements, the Annual Management Report and the Management Proposal for Allocation of Net Income for the fiscal year ended December 31, 2018 and, based on analyses conducted by Management and the Audit Committee, also taking into account the Report of KPMG Auditores Independentes issued without restrictions on March 28, 2019, the members of the Fiscal Council recorded that they were not aware of any fact or evidence that is not reflected in said Financial statements and stated that these should be submitted for deliberation by the Shareholders’ Meeting. São Paulo, March 28, 2019. HUMBERTO MACEDO PUCCINELLI, LETÍCIA PEDERCINI ISSA MAIA, PABLO ANDRÉS FERNÁNDEZ UHART and RUI BRASIL ASSIS.”

(...)

After being approved, these minutes will be signed by the members of the Fiscal Council: Alexandre Pedercini Issa, Humberto Macedo Puccinelli, Pablo Andrés Fernández Uhart and Rui Brasil Assis.

This is a free translation of the excerpt of the minutes that will be drawn up in the book of minutes of Fiscal Council meetings.

São Paulo, March 8, 2019.

Denise Rita Sylvestre
Fiscal Council Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 11, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.